Exhibit 4

CODE OF BUSINESS CONDUCT AND ETHICS

1.0	INTRODUCTION

Baja Mining Corp. (together with its subsidiary companies referred to herein as the “Company” or “We”) is committed to maintaining the highest standard of legal and ethical business conduct and practices. The Company transacts business in several different locations around the world, and though economic conditions, social norms and standard business practice customs may vary by country or jurisdiction, honesty and integrity must always characterize our business activity. To maintain the high level of honesty, integrity and ethical conduct on which the Company prides itself, the Code of Business Conduct and Ethics (the “Code”) has been created.

The Code is to be followed at all times by all employees, officers (including, without limitation, the Chief Executive Officer, Chief Financial Officer and all other executive officers) and directors of the Company, and without limiting the generality of the foregoing, applies to all permanent, contract, secondment and temporary agency employees on assignment with the Company, as well as to consultants of the Company (collectively, “Employees”).

The Code is intended to document the principles of conduct and ethics by which Employees should govern themselves, make decisions, and represent the Company in their day to day activities. The Code represents the Company’s values and controls how we make business decisions that reflect our respect for people, communities, the environment, safety and the law. The Code is not intended to be an exhaustive guide to all of our policies or to all of our employee’s responsibilities.

The purpose of the Code is to:

  Promote honest and ethical conduct
  Promote avoidance of conflicts of interest between personal and professional relationships
  Promote compliance with applicable governmental laws, rules and regulations
  Promote accountability for adherence to the Code
  Provide guidance to Employees to help them recognize and deal with ethical issues; and
  Help foster a culture of honesty and accountability for the Company.

Where applicable laws differ from the requirements of the Code, such laws must be followed and take precedence over the Code.

The Company expects all of its Employees to, at all times, comply and act in accordance with the principles stated above and the more detailed provisions hereinafter set forth. Violations of the Code by any Employee may be grounds for disciplinary action up to and including immediate termination of an employee, officer, director, or consultant.

2.0	WORKPLACE

2.1	Non-Discriminatory Environment

The Company fosters a work environment in which all individuals are treated with respect and dignity. The Company is an equal opportunity employer and does not discriminate against Employees, or potential Employees, on the basis of race, color, religion, sex, national origin, age, sexual orientation or disability or any other category protected by Canadian federal or provincial laws and regulations, or any laws or regulations applicable in the jurisdiction where such Employees are located. The Company is committed to actions and policies to assure fair employment, including equal treatment in hiring, promotion, training, compensation, termination and corrective action, and will not tolerate discrimination by its Employees and/or agents.

2.2	Harassment-Free Workplace

The Company will not tolerate verbal, physical or emotional harassment of its Employees or any person with whom the Company deals, including without limitation sexual harassment, intimidation, bullying or any type of harassment regarding a person’s gender, race, religion or religious beliefs.

Sexual harassment is illegal, and all Employees are prohibited from engaging in any form of sexually harassing behaviour. Sexual harassment means un-welcomed sexual conduct, either visual, verbal or physical, and may include, but is not limited to: unwanted sexual advances, unwanted touching and suggestive touching, language of a sexual nature, telling sexual jokes, innuendos, suggestions, suggestive looks and displaying sexually suggestive visual materials.

2.3	Substance Abuse

The Company is committed to maintaining a safe and healthy work environment free from substance abuse. Employees of the Company are expected to perform their responsibilities in a professional manner and, to the degree that job performance or judgment may be hindered, be free from the effects of drugs and/or alcohol.

2.4	Workplace Violence

The workplace must be free from violent behaviour. Threatening, intimidating or aggressive behaviour, as well as bullying or ridiculing fellow Employees or others in the workplace or engaging in similar behaviour will not be tolerated.

3.0	ENVIRONMENT, HEALTH AND SAFETY

3.1	Environment

The Company is committed to sound environmental management. It is the intent of the Company to conduct itself in partnership with the community at large as a responsible and caring business entity. The Company is committed to managing all aspects of its business in a manner that minimizes any adverse effects from its operations on the environment. Employees must be familiar with and adhere to the Company’s “Social and Environmental Responsibility Charter”

3.2	Health and Safety

The Company is committed to providing a healthy and safe workplace in compliance with the applicable laws, rules and regulations of the jurisdictions in which it does business. Employees must be aware of the safety issues and policies that affect their jobs, other Employees and the community in general. Managers, upon learning of any circumstance affecting the health and safety of the workplace or the community, must act immediately to address the situation. Employees must immediately advise their managers of any workplace injury or any circumstance presenting dangerous situations to them, other co-workers or the community in general, so that timely corrective action can be taken.

4.0	THIRD PARTY RELATIONSHIPS

4.1	Conflict of Interest

Employees are required to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interests and the interests of the Company. Employees must disclose promptly, in writing, possible conflicts of interest to their manager, or if the manager is involved in the conflict of interest, to the Chair of the Audit Committee. Directors or officers of the Company shall disclose, in writing, conflicts of interest to the Board of Directors of the Company (the “Board”) or request to have entered in the minutes of the meetings of the Board the nature and extent of such interest.

Conflicts of interest arise where an individual’s position or responsibilities with the Company present an opportunity for personal gain apart from the normal rewards of employment. They also arise where an Employee’s personal interests are inconsistent with those of the Company, and create conflicting loyalties. Such conflicting loyalties can cause an Employee to give preference to personal interests in situations where corporate responsibilities should come first. Employees shall perform the responsibilities of their positions on the basis of what is in the best interests of the Company, and free from the influence of personal considerations and relationships.

Employees shall not acquire any property, security or any business interest which they know that the Company is interested in acquiring. Moreover, based on such advance information, Employees of the Company shall not acquire (or advise anyone else outside of the Company to acquire) any property, security or business interest for speculation or investment. It is not, however, typically considered a conflict of interest if an Employee acquires an interest in a competitor, customer or supplier that is listed on a stock exchange as long as the total value of the investment is less than 5% of the outstanding stock of that company and the amount of the investment is not so significant that it would affect the person’s business judgment on behalf of the Company. Notwithstanding the foregoing, any such investment is subject to and must comply with the Company’s Communications and Corporate Disclosure Policy, Policy on Trading in Company Securities and applicable securities laws.

4.2	Gifts and Entertainment

Employees, or their immediate families, shall not use their position with the Company to solicit any cash, gifts, or free services from any Company customer, supplier or contractor for their own, or their immediate family’s or friend’s, personal benefit. Gifts or entertainment from others should not be accepted if they could be reasonably considered to be extravagant for the Employee who receives them, or otherwise improperly influence the Company’s business relationship with, or create an obligation to a customer, supplier or contractor. The following are guidelines regarding gifts and entertainment:

  Nominal gifts and entertainment, such as logo items, pens, calendars, caps, shirts and mugs are acceptable;
  Reasonable invitations to business-related meetings, conventions, conferences or product training seminars may be accepted;
  Invitations to social, cultural or sporting events may be accepted if the cost is reasonable and your attendance serves a customary business purpose such as networking (e.g.: meals, holiday parties and tickets); and
  Invitations to golfing, fishing, sports events or similar trips that are usual and customary for your position within the organization and the industry and promote good working relationships with persons with whom the Company does business may be accepted provided, in the case of Employees (officers and directors excluded), they are approved in advance by your manager.

See Section 4.6 below, Business and Government Relations, for further information and regulation with respect to gift giving.

4.3	Competitive Practices

The Company firmly believes that fair competition is fundamental to the continuation of the free enterprise system. The Company complies with and supports laws of all jurisdictions which prohibit restraints of trade, unfair practices, or abuse of economic power.

The Company will not enter into arrangements that unlawfully restrict its ability to compete with other businesses, or the ability of any other business organization to compete freely with the Company. Employees must not enter into or discuss any unlawful arrangement or understanding that may result in unfair business practices or anti-competitive behaviour.

4.4	Supplier and Contractor Relationships

The Company will select its suppliers and contractors in a non-discriminatory manner based on the quality, price, service, delivery and supply of goods and services. An Employee’s decision must never be based on personal interests or the interests of family members or friends. All Employees are required to conduct themselves in a business-like manner that promotes equal opportunity and prohibits discriminatory practices.

Employees must inform their managers, and officers and directors must inform the Chair of the Audit Committee, of any relationships that appear to create a conflict of interest.

4.5	Public Relations

The Company’s Chief Executive Officer (“CEO”) may appoint a representative to assist the CEO with all public relations, including all contact with the media. Unless specifically directed, no Employee is authorized to represent the Company to the media or respond to inquiries or requests for information, including those from newspapers, magazines, trade publications, radio and television, as well as any other external sources requesting information about the Company. This includes discussions on blogs or internet chat rooms, requests for information from shareholders or potential investors and other such forms of electronic information sharing.

Employees must be careful not to disclose confidential, personal or business information through public or casual discussions to the media or others. Employees must be familiar with and adhere to the Company’s “Communication and Corporate Disclosure Policy” at all times. Any questions regarding disclosure, corporate regulatory issues related to disclosure, and/or appropriateness and extent of disclosure of Company information should be directed to either the Corporate Secretary or the President of the Company.

4.6	Business and Government Relations

Employees of the Company may participate in the political process as private citizens. It is important to separate personal political activity and the Company’s political activities, if any, in order to comply with the appropriate rules and regulations relating to lobbying or attempting to influence government officials. The Company’s political activities, if any, shall be subject to the overall direction of the Board. The Company will not reimburse Employees for money or personal time contributed to political campaigns in any jurisdiction. In addition, Employees may not work on behalf of a candidate’s campaign while at work, or at any time use the Company’s facilities for that purpose, unless approved by the Chair of the Audit Committee and the Chief Executive Officer.

No Employee may offer improper payments when acting on behalf of the Company. Bribery laws (which can vary from country to country) prohibit companies from, directly or indirectly, promising, offering or making payment of money or anything of value to anyone (including a government official, an agent or employee of a political party, labour organization or business entity, or a political candidate) with the intent to induce favourable business treatment or to improperly affect business or government decisions. Decisions about gift giving using the Company’s funds must be carefully evaluated to ensure they are customary, reasonable and legal in the local market.

If you are in doubt about the legitimacy of a payment or a gift of any kind that you have been requested to make, refer such situations to the Chair of the Audit Committee.

In addition, the Company and its Employees are strictly prohibited from attempting to influence any person’s testimony in any manner whatsoever in courts of justice or any administrative tribunals or other governmental bodies.

5.0 5.1	LEGAL COMPLIANCE Compliance with Laws, Rules and Regulations (including Insider Trading Laws and Timely Disclosure)

Employees are expected to comply, in good faith, at all times with all applicable laws (securities or otherwise), rules and regulations of the country and jurisdiction in which they are conducting business, and behave in an ethical manner. Where regulations or laws that govern the country in which an Employee is transacting business are less regulated than those of the home country of the Company, home country regulations, laws and ethical conduct should be upheld (assuming they do not contravene the laws of the country in which the Employee is transacting business).

Employees are required to comply with the Company’s Communication and Corporate Disclosure Policy, Policy on Trading in Company Securities, Employee Policy and Benefits Manual and all other policies and procedures applicable to them that are adopted by the Company from time to time. Such compliance involves providing full, fair, accurate, understandable and timely disclosure in reports, documents, and materials filed with, or submitted to, securities regulatory authorities or made available to the investing public.

Employees must cooperate fully with those responsible for preparing reports filed with the securities regulatory authorities and all other materials that are made available to the investing public to ensure those persons are aware in a timely manner of all information that is required to be disclosed. Employees should also cooperate fully with the independent auditors, management appointed outside consultants, or other such persons or groups, in their audits and in assisting in the preparation of financial disclosure, internal controls compliance testing and disclosure, and/or other such necessary audits.

6.0	INFORMATION AND RECORDS

6.1	Definition of Confidential Information

Confidential Information includes the following:

a)
Financial Information – earnings, assets, debts, prices, pricing structures, equity or debt financing proposals or details, including but not limited to interest and libor rates, fees payable, ratios and amounts, or other financial data and all other such related information.

b)	Marketing Information – details regarding ongoing or proposed marketing programs or agreements, metal price forecasts, information about impending transactions, or results of marketing efforts
c)
Supply and Service Information – names and details of suppliers or contractors, terms of supply and/or service contracts, reference to particular transactions or suppliers that is not public knowledge, or other such information surrounding suppliers

d)
Employee’s Personal Information – compensation, terms of employment, incentive awards, actual or proposed promotions, medical histories, hiring, resignations, terminations or issues surrounding the same, complaints about or disciplinary action against particular Employees, or other such personal information.

e)
Other Information such as design or development of new procedures related to the business of the Company. All such information, whether or not the subject of copyright or patent, are the sole property of the Company.

f)
Any information that materially affects the Company that is as of yet undisclosed. Such information will be disclosed as appropriate in nature and timing as per the applicable securities and stock exchange regulations, as well as the Company’s Communication & Corporate Disclosure Policy.

6.2	Confidential and Proprietary Information and Trade Secrets

Employees may have access to certain information that is considered confidential by the Company. Employees shall not disclose confidential information to persons outside the Company, including family members, and should share it only with other Employees who have a “need to know”.

Employees are responsible and accountable for safeguarding the Company’s documents and information to which they have direct or indirect access as a result of their employment with the Company.

6.3	Record Retention

The Company maintains all records in accordance with applicable laws and regulations regarding retention of business records. The term “business records” covers a broad range of documents including, but not limited to, files, reports, business plans, receipts, policies and communications, including hard copy, electronic, audio recording, microfiche and microfilm files, whether maintained at work or at home. The Company prohibits the unauthorized destruction of or tampering with any records, whether written or in electronic form, where the Company is required by law or government regulation to maintain such records or where it has reason to know of a threatened or pending government investigation or litigation relating to such records.

6.4	Financial Reporting

The Company maintains a high standard of accuracy and completeness in its financial records. These records serve as a basis for managing the Company’s business and are crucial for meeting obligations to Employees, investors and others, as well as for compliance with regulatory, tax financial reporting and other legal requirements. Employees who make entries into business records or who issue regulatory or financial reports, have a responsibility to fairly present all information in a truthful, accurate and timely manner. No Employee shall exert any influence over, coerce, mislead or in any way manipulate or attempt to manipulate the independent auditors of the Company.

6.4.1	Ethical Conduct for Financial Managers

“Financial Managers” include people in the following positions: Chief Executive Officer, Chief Financial Officer, Controller, Senior Accountant and/or person(s) performing similar functions.

Financial Managers play a crucial role in the Company, and have special duties and responsibilities. Financial Managers are empowered to ensure that the interests of the Company, its shareholders and its Employees are appropriately protected.

Without limiting their other obligations under the Code, Financial Managers must:

  Act with honesty and integrity, including the ethical handling of actual or apparent conflicts between personal and professional relationships (Please see Section 4.1 above for the definition of “conflict of interest”).

  Ensure the Company complies with its public disclosure obligations under applicable securities laws and stock exchange rules. Disclosure must be full and accurate and, as per the Company’s Communications and Corporate Disclosure Policy, must be disseminated in a timely manner.

  Ensure the Company complies with applicable federal, state, provincial and local laws.

  Protect and respect the confidentiality of information acquired in the course of their work except when authorized or otherwise legally obligated to disclose such information, and refrain from using confidential information obtained while performing their jobs for personal gain or unfair advantage.

  Responsibly use and control assets entrusted to them for as long as they are employed by the Company.

The Chief Executive Officer, Chief Financial Officer, in addition to the Audit Committee of the Company, will review annual and quarterly reports. The Chief Executive Officer and Chief Financial Officer will certify the annual and quarterly reports. The Corporate Secretary will file the reports with the appropriate regulatory authorities.

7.0	ASSETS OF THE COMPANY

7.1	Use of Company’s Property

The use of Company property for individual profit or any unlawful unauthorized personal or unethical purpose is prohibited. The Company’s information, technology, intellectual property, buildings, land, equipment, supplies, machines, software and cash must be used only for business purposes except as provided by the Code or approved by the Chief Financial Officer or the Chief Executive Officer.

7.2	Destruction of Property and Theft

Employees shall not intentionally damage or destroy the property of the Company or others, or commit theft.

7.3	Intellectual Property of Others

Employees may not reproduce, distribute or alter copyrighted materials without permission of the copyright owner or its authorized agents. Software used in connection with the Company’s business must be properly licensed and used only in accordance with that license.

7.4	Information Technology

The Company’s information technology systems, including computers, email, intranet and internet access, telephones and voice mail are the property of the Company, and are to be used primarily for business purposes. The Company’s information technology systems may be used for minor or incidental reasonable personal messages provided that such use is kept a minimum and is in compliance with the Company’s policies generally. The Company may monitor the use of its information technology systems.

The following policies regarding the various electronic communication devices available to Employees are to be adhered to at all times by all Employees:

Email exists for business purposes

The Company allows access primarily for business purposes. Employees may use the Company’s email system for personal use only in accordance with this policy.

Authorized personal use of email

Employees may use email to communicate with spouses, children, partners, and other family members. We ask that the personal time sending and receiving emails or surfing the web be kept to a minimum or be done during their lunch or after business hours. Employees are prohibited from using email or the internet to operate a business, conduct an external job search, solicit money for personal gain, or promote or solicit funds for a religious or other personal cause.

Employees have no reasonable expectation of privacy

Email messages created and transmitted on Company’s computers are the property of the Company. The Company reserves the right to monitor all email transmitted via the Company’s computer system. Employees have no reasonable expectation of privacy when it comes to business and personal use of the Company’s email system.

The Company reserves the right to monitor, inspect, copy, review, and store

At any time and without notice, any and all usage of email and internet, and any and all files, information, software, and other content created, sent, received, downloaded, uploaded, accessed, or stored in connection with Employee usage, may be monitored, inspected, copied, reviewed and/or stored. Downloading of unnecessary software not already resident on a Company supplied computer is strictly prohibited unless otherwise approved. The Company reserves the right to disclose email and images to regulators, the courts, law enforcement and other third parties without the consent of the Employee.

Offensive content and harassing or discriminatory activities are banned

Employees are prohibited from using email or the internet to engage in activities or transmit content that is harassing, discriminatory, menacing, threatening, obscene, defamatory, or in any way objectionable or offensive. Nor shall the Company’s system be used for viewing, downloading, uploading, forwarding, printing, copying, filing/saving sexually explicit or otherwise objectionable and non-business related Web content.

Instant messaging and personal blogging sites

Instant Messaging software is not permitted on the Company’s computers. Personal blog sites, such as Facebook and MySpace should not be accessed during business hours, unless prior approval of a senior manager is received.

Please refer to the Company’s Communication and Corporate Disclosure Policy for further information on the Company’s policy on blog sites and chat rooms.

Confidential, proprietary, and personal information must be protected

Unless authorized to do so, Employees are prohibited from using email to transmit confidential information to outside parties. Employees may not access, send, receive, solicit, print, copy or reply to confidential or proprietary information about the Company, the Employees, suppliers, contractors and other business associates. Confidential information includes but is not limited to credit card numbers, social insurance numbers, salary details, passwords, stock option agreements, and confidential project information.

8.0	USING THE CODE AND REPORTING VIOLATIONS

8.1	Responsibility to be Pro-Active

It is the responsibility of all Employees of the Company to understand and comply with the Code. Any waiver from any part of the Code for Employees (excluding officers and directors) requires the approval of the President of the Company and the Chair of the Audit Committee. Any waiver from any part of the Code for officers or directors requires the express approval of the Board of Directors, and, if required by applicable securities regulatory authorities, public disclosure.

If you observe or become aware of an actual or potential violation of the Code or of any law or regulation, whether committed by Employees of the Company or by others associated with the Company, it is your responsibility to report the circumstances in accordance with the Company’s Whistleblower Policy.

Issues that should be reported include perceived or actual:

Violations of the law
Violations of any of the Company’s established policies
Danger to an Employee’s or the public’s health, safety or security
Risk to the Company’s resources, property or assets
Financial, internal control, financial reporting or audit irregularities
Fraudulent or unethical business practices

8.2	Compliance Procedures

The Code can not, and is not intended to, address all of the situations an Employee may encounter. There will be occasions where Employees must use their best judgment and act accordingly, using the Code as a guideline.

The following is a guideline of logical steps and considerations that can be used in order to approach an issue not covered by the Code, and thereby act in an appropriate and ethical manner:

Ensure you have all the facts

An Employee must be fully informed if he/she is to make an educated and logical decision. Hearsay is not considered a reliable source of information, and an Employee should perform his/her own due diligence in a situation where he/she believes there is an issue.

Clarify the situation and your involvement in that situation

Are there others that are involved in this situation? Is there someone who should be involved in the decision making process or could assist in weighing the facts? If something seems too good to be true or seems unethical, it probably is.

Reality check

If you were to discuss this situation and the potential action with a colleague, would you be embarrassed or uncomfortable with discussing your rationale for a potential action or decision, or the actions of someone else? If yes, the matter probably needs to be discussed with a supervisor.

Use your resources

In the rare instance that you can not talk to a supervisor, the Chair of the Company’s Audit Committee or the Company’s general legal counsel are available for consultation.

8.3	Employee Expectations – Annual Compliance Certification

In addition to all of the guidelines and statements above, Employees are expected to:

1.	Foster and promote ethical and honest behaviour in the workplace, in their decision making processes and with their colleagues every day
2.	Review and sign the Compliance Certificate of the Code upon hire, acknowledging their willingness to abide by the Code and conduct themselves with integrity and honesty
3.	Annually review and sign the Statement of Compliance

Further to the expectations set forth for all Employees, managers, officers and directors are expected to:

1.	Lead by example and ensure those reporting to them understand the importance of the Code and other Company policies
2.	Monitor and recognize the ethical compliance of Employees under their supervision

3.	Avoid hiring any individual who they believe may engage in unethical or unlawful conduct
4.
Support Employees who, in good faith, raise questions or concerns about unethical behaviours, and further, prevent retaliation against Employees who, in good faith, report or supply information in relation to any perceived or actual misconduct.

The Corporate Secretary of the Company is responsible for ensuring Compliance Certificate sign-off and subsequently, Statement of Compliance sign-off on an annual basis.

8.4	Reporting Violations

The Company assumes that all reports made are legitimate, real and significant enough to warrant investigation. There are several ways an Employee may report violations of the Code, other Company policies, or any of the activities noted above in this document:

a)

Direct Dialogue with a Supervisor
In many instances, violations to the Code or other such policies or regulations can be reported or discussed with a direct supervisor or the Human Resources Director. Direct dialogue allows discussion and quicker resolution of most issues.

b)

Direct Dialogue with the Chair of the Audit Committee
Any accounting or finance related issues should be reported to the Chairman of the Audit Committee. The reporting Employee may do this or, in the case of ‘a)’ above, the supervisor of a reporting Employee must report any violations or suspected violations regarding accounting related matters to the Chairman of the Audit Committee. Emails and other written communication should be marked “Confidential”. Contact particulars for the Chairman of the Audit Committee are as follows:

Chairman of the Audit Committee
2350-1177 West Hastings Street
Vancouver, BC, V6E 2K3

Email: auditchair@bajamining.com
Phone: 604-644-5637

c)	Direct Dialogue with the Chief Financial Officer of the Company, in writing, by telephone or email as follows:

Chief Financial Officer of the Company
2350-1177 West Hastings Street
Vancouver, BC, Canada V6E 2K3

Email: cfo@bajamining.com
Phone: 604-685-2323

If contact with a supervisor is preferred, Employees should refer to the Team Contact Sheet made available to all Employees for direct phone numbers, emails and addresses.

The Company does not have an anonymous “tips hotline” available to Employees at this time, however, should an Employee wish to make a complaint, and that Employee wishes to remain anonymous, please communicate with the Chair of the Audit Committee or selected supervisor by mail only.

The Code is reviewed Annually by:
CEO
CFO
Corporate Secretary
Audit Committee
Nominating & Corporate Governance Committee
Board of Directors
Initially Approved & Adopted: August 1, 2007
Reviewed & Renewed: November 13, 2009

COMPLIANCE CERTIFICATE

I, ________________________, have read and understand the Code of Business Conduct and Ethics (the “Code”) of Baja Mining Corp. (the “Company”). I will adhere in all respects to the ethical standards described in the Code. I further confirm my understanding that any violation of the Code will subject me to appropriate disciplinary action, which may include demotion or discharge.

I certify to the Company that I am not in violation of the Code, unless I have noted such violation in a signed Statement of Exceptions attached to this Compliance Certificate.

Date:

Signed:

Name (printed):

Title:

Check one of the following:

☐	A Statement of Exceptions is attached

☐	No Statement of Exceptions is attached

STATEMENT OF COMPLIANCE

I, ________________________, have read and understand the Code of Business Conduct and Ethics (the “Code”) of Baja Mining Corp. (the “Company”). I have adhered, and will continue to adhere, in all respects to the ethical standards described in the Code. I further confirm my understanding that any violation of the Code will subject me to appropriate disciplinary action, which may include demotion or discharge.

I certify to the Company that I am not aware of any violations of the Code by my colleagues, or other parties related to the Company in any way, that I have not already reported.

I certify to the Company that I am not in violation of the Code, unless I have noted such violation in a signed Statement of Exceptions attached to this Compliance Certificate.

Date:

Signed:

Name (printed):

Title:

Company:

Check one of the following:

☐	A Statement of Exceptions is attached

☐	No Statement of Exceptions is attached